SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  Report of Foreign Private Issuer Pursuant to
                Rule 13a-16 or 15d-16 of the Securities Exchange
                                   Act of 1934

                            For the month of July 2004

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                   Av.  Ayrton Senna da Silva, 1633 - 2nd Floor
                       54410-240 Jaboatao dos Guararapes
                                   Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      (Check One) Form 20-F  X Form 40-F
                                            ---          ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))


                              (Check One) Yes     No  X
                                              ---    ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

                              (Check One) Yes     No  X
                                              ---    ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              (Check One) Yes     No  X
                                              ---    ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

                    Tele Nordeste Celular Participacoes S.A.

                               Report on Form 6-K
                                  Exhibit Index

Description                                                    Exhibit No.
-----------                                                   -----------

Opinion of Fiscal Council of Tele Nordeste Celular
  Participacoes S.A. ("Tele Nordeste"), dated
  July 19, 2004                                                  99.1

Appraisal of ACAL, based on book value
  of Tele Nordeste, dated July 12, 2004                          99.2

Appraisal of ACAL, based on book value
  adjusted to market of Tele Nordeste, dated
  July 12, 2004                                                  99.3

Fairness Opinion of Morgan Stanley, dated
  July 12, 2004                                                  99.4

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TELE NORDESTE CELULAR PARTICIPACOES S.A.


Date: July 23, 2004

                                   By:  /s/ WALMIR URBANO KESSELI
                                        ----------------------------------------
                                   Name:   Walmir Urbano Kesseli
                                   Title:  Chief Financial Officer